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                         December 5, 2023

       Mathieu Bonnet
       Chief Executive Officer
       Allego N.V.
       Westervoortsedijk 73 KB 6827 AV
       Arnhem, the Netherlands

                                                        Re: Allego N.V.
                                                            Registration
Statement on Form F-3
                                                            Filed November 28,
2023
                                                            File No. 333-275762

       Dear Mathieu Bonnet:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rebekah
Reed at 202-551-5332 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Heather Emmel